PRODUCT SUPPLEMENT
(TO PROSPECTUS DATED APRIL 2, 2010
AND PROSPECTUS SUPPLEMENT
DATED APRIL 2, 2010)

Product Supplement No. 1-IV to
Registration Statement Nos. 333-162193 and 333-162193-01
Dated April 2, 2010
Rule 424(b)(2)



The Royal Bank of Scotland N.V.
RBS Notes^{SM}
Senior Fixed Rate Notes
fully and unconditionally guaranteed by
RBS Holdings N.V.

Reverse Exchangeable^{SM} Securities and Knock-in Reverse Exchangeable^{SM} Securities linked to the Common Stock of an Underlying Company or an Exchange-Traded Fund

The Reverse Exchangeable Securities and Knock-in Reverse Exchangeable Securities, which we will each refer to as the "Securities," pay periodic cash payments, which we refer to as the coupon or coupon payments, at a fixed rate, which we refer to as the coupon rate, but do not guarantee any return of principal at maturity. Instead, the payout at maturity will be based on the performance of (i) the common stock of an Underlying Company, which we refer to as the Underlying Shares, or (ii) an exchange-traded fund that tracks the performance of an underlying index or basket of securities, primarily by holding securities or other instruments related to such underlying index or basket, which we refer to as an Underlying Fund. In certain circumstances described below, we will exchange each Security at maturity for a predetermined number of the Underlying Shares or shares of the Underlying Fund, as applicable, rather than the face amount of the Securities. As used in this Product Supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares, or ADSs. If the Underlying Shares are ADSs, the term "issuer" refers to the issuer of the shares underlying the ADSs, and we refer to the index that an Underlying Fund tracks as the "Target Index." We refer to the Underlying Shares or the Underlying Fund, as applicable, as the Underlying. **If we deliver shares of the Underlying, the market value of such shares on the determination date will be less than the face amount of each Security and could be zero. Accordingly, you could lose some or all of your initial principal investment in the Securities. You will not participate in any appreciation of the Underlying. Any payment on the Securities is subject to the creditworthiness (*i.e.*, the ability to pay) of The Royal Bank of Scotland N.V. and RBS Holdings N.V., as guarantor.**

This Product Supplement describes terms that will apply generally to the Securities and supplements the terms described in the accompanying Prospectus Supplement and Prospectus. A separate term sheet or pricing supplement, as the case may be, will specify the Underlying to which the Securities are linked and will describe terms that apply to any specific issue of Securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as Pricing Supplements. If the Securities are linked to an Underlying Fund, a separate Underlying Supplement or the relevant Pricing Supplement will describe the Target Index. If the terms described in the relevant Pricing Supplement are inconsistent with those described herein or in the accompanying Underlying Supplement, if any, Prospectus Supplement or Prospectus, the terms described in the relevant Pricing Supplement shall control.

The Securities are our unsecured and unsubordinated obligations and are fully and unconditionally guaranteed by RBS Holdings N.V.

The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The Securities involve risks not associated with an investment in conventional debt securities. See "Risk Factors" beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these Securities, or determined if this Product Supplement, the accompanying Underlying Supplement, if any, Prospectus Supplement or Prospectus or any relevant Pricing Supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The agents are not obligated to purchase the Securities but have agreed to use reasonable efforts to solicit offers to purchase the Securities. **To the extent the full aggregate face amount of the Securities being offered by the relevant Pricing Supplement is not purchased by investors in the offering, one or more of our affiliates may agree to purchase all or part of the unsold portion, which may constitute up to 15% of the total aggregate face amount of the Securities, and to hold such Securities for investment purposes. See "Holding of the Securities by Our Affiliates and Future Sales" under the heading "Risk Factors" and "Plan of Distribution."** The relevant Pricing Supplement, this Product Supplement and the accompanying Prospectus Supplement and Prospectus may be used by our affiliates in connection with offers and sales of the Securities in market-making transactions.

RBS Securities Inc.

In this Product Supplement, the "Bank," "we," "us" and "our" refer to The Royal Bank of Scotland N.V. and "Holding" refers to RBS Holdings N.V., our parent company. We refer to the Securities offered by the relevant Pricing Supplement and the related guarantees as the "Securities" and to each individual security offered thereby as a "Security."

Reverse Exchangeable[SM] and RBS Notes[SM] are service marks of The Royal Bank of Scotland N.V.

Any Securities issued, sold or distributed pursuant to the relevant Pricing Supplement may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary answers some questions that you might have regarding the Securities in general terms only. It does not contain all the information that may be important to you. You should read the summary together with the more detailed information that is contained in the rest of this Product Supplement and in the accompanying Pricing Supplement, Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in "Risk Factors." In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are non-principal protected securities issued by us, The Royal Bank of Scotland N.V., and are fully and unconditionally guaranteed by our parent company, RBS Holdings N.V. The Securities will pay periodic cash payments at a fixed rate. We refer to the payments as the coupon or coupon payments and the fixed rate as the coupon rate. The Securities are senior notes of The Royal Bank of Scotland N.V. and have a maturity that will be specified in the relevant Pricing Supplement. These Securities combine certain features of debt and equity by offering a fixed coupon rate on the face amount while the payment at maturity is determined based on the performance during the term of the Securities of (i) the common stock of an Underlying Company, which we refer to as the Underlying Shares, or (ii) an exchange-traded fund that tracks the performance of an underlying index or basket of securities, primarily by holding securities or other instruments related to such underlying index or basket, which we refer to as an Underlying Fund. Therefore your principal is at risk but you have no opportunity to participate in any appreciation of the Underlying. Any payment on the Securities is subject to the creditworthiness (i.e., the ability to pay) of The Royal Bank of Scotland N.V. and RBS Holdings N.V., as guarantor.

We refer to the issuer of the Underlying Shares as the Underlying Company. As used in this Product Supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares, or ADSs. If the Underlying Shares are ADSs, the term "issuer" refers to the issuer of the shares underlying the ADSs. We refer to the common stock represented by ADSs as the "ADS Underlying Stock." We refer to the index that an Underlying Fund tracks as the "Target Index." We refer to the Underlying Shares or the Underlying Fund, as applicable, as the Underlying.

The Securities have certain features that make them what we refer to as "Reverse Exchangeable Securities" or "Knock-in Reverse Exchangeable Securities":

- For Reverse Exchangeable Securities, this means that if the closing price of the Underlying on the determination date is equal to or greater than the closing price on the pricing date (subject to adjustment), which we refer to as the initial price, we will pay you in cash the face amount of each Security you hold; however, if the closing price of the Underlying on the determination date is less than the initial price, we will deliver to you, in exchange for each $1,000 face amount of Securities, a number of shares of the Underlying equal to the redemption amount.

- For Knock-in Reverse Exchangeable Securities, this means that if the closing price of the Underlying never falls below a certain price, which we call the knock-in level, on any trading day from but not including the pricing date to and including the determination date (such period, the "knock-in period"), then we will pay you in cash the face amount of each Security at maturity. On the other hand, if the closing price of the Underlying falls below the knock-in level on any trading day during the knock-in period, then the payment at maturity will depend on the closing price of the Underlying on the determination date. In this latter case, if the closing price of the Underlying on the determination date is equal to or greater than the initial price, we will pay you in cash the face amount of each Security you hold; however, if the closing price of the Underlying on the determination date is less than the initial price, we will deliver to you, in exchange for each $1,000 face amount of Securities, a number of shares of the Underlying equal to the redemption amount. **If we deliver shares of the Underlying, the market value of such shares on the determination date will be less than the face amount of each Security and could be zero. Accordingly, you could lose some or all of your initial principal investment in the Securities.**

Except in certain circumstances described under "Description of Securities — Closing Price" in this Product Supplement, we will usually determine the closing price for any listed Underlying by reference to the last reported sale price, during regular trading hours (or if listed on The NASDAQ Stock Market LLC, the official closing price), on the primary U.S. securities exchange on which shares of the Underlying are traded.

Why is the coupon rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher coupon rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating because you, the investor in the Securities, indirectly sell a put option to us on the Underlying. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher coupon rate on the Securities. As explained below under "What are the consequences of the indirect put option that I have sold you?" you are being paid the premium for taking the risk that you may receive shares of the Underlying with a market value less than the face amount of your Securities at maturity, which would mean that you would lose some or all of your initial principal investment.

What are the consequences of the indirect put option that I have sold you?

The put option you indirectly sell to us creates the feature of exchangeability. This feature could result in the delivery of shares of the Underlying to you, at maturity, with a market value which is less than the face amount of $1,000 per Security. For (a) Reverse Exchangeable Securities, if on the determination date the closing price per share of the Underlying is less than the initial price or (b) Knock-in Reverse Exchangeable Securities, if the closing price of the Underlying falls below the knock-in level on any trading day during the knock-in period, and on the determination date the closing price per share of the Underlying is less than the initial price, you will receive a fixed number of shares of the Underlying for each Security you hold, which we call the redemption amount. The market value of the redemption amount on the determination date will always be less than the face amount of $1,000 per Security. On the other hand, (a) for Reverse Exchangeable Securities, if on the determination date the closing price per share of the Underlying is equal to or greater than the initial price or (b) for Knock-in Reverse Exchangeable Securities, if the closing price of the Underlying falls below the knock-in level, and on the determination date the closing price per share of the Underlying is equal to or greater than the initial price, you will receive $1,000 for each Security you hold. If the price of the Underlying rises above the initial price you will not participate in any appreciation in the price of the Underlying. Because of the exchangeability of the Securities and because we will determine whether you will receive cash or shares of the Underlying by reference to the closing price of the Underlying on the determination date, such securities are generally referred to as "reverse exchangeable securities." However, for Knock-in Reverse Exchangeable Securities, because this feature of exchangeability is created only if the closing price of the Underlying falls below the knock-in level on any trading day during the knock-in period, we call them "Knock-in Reverse Exchangeable Securities."

What will I receive at maturity of the Securities?

The payment at maturity of the Reverse Exchangeable Securities will depend on the closing price of the Underlying on the determination date. Unless otherwise specified in the relevant product supplement, the payment at maturity will be determined as follows:

- if the closing price of the Underlying is at or above the initial price on the determination date, we will pay you the face amount of each Security in cash; or

- if the closing price of the Underlying is below the initial price on the determination date, we will deliver to you the redemption amount, in exchange for each Security (the market value of the redemption amount on the determination date will always be less than the face amount of $1,000 per Security). In such a case, you will lose some or all of your initial principal investment in the Securities.

The payment at maturity of the Knock-in Reverse Exchangeable Securities will depend on (i) whether or not the closing price of the Underlying fell below the knock-in level on any trading day during the knock-in period, and if so, (ii) the closing price of the Underlying on the determination date. Unless otherwise specified in the relevant product supplement, the payment at maturity will be determined as follows:

- if the closing price per share of the Underlying has not fallen below the knock-in level on any trading day during the knock-in period, we will pay you the face amount of each Security in cash; or

- if the closing price per share of the Underlying has fallen below the knock-in level on any trading day during the knock-in period, we will either:

  - deliver to you the redemption amount, in exchange for each Security, in the event that the closing price of the Underlying is below the initial price on the determination date (the market value of the redemption amount on the determination date will always be less than the face amount of $1,000 per Security). In such a case, you will lose some or all of your initial principal investment in the Securities; or

  - pay you the face amount of each Security in cash, in the event that the closing price of the Underlying is at or above the initial price on the determination date.

If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying are not available for delivery at maturity we may pay you, in lieu of the redemption amount, the cash value of the redemption amount, determined by multiplying the redemption amount by the closing price of the Underlying on the determination date.

The "redemption amount" is a number of shares of the Underlying equal to $1,000 divided by the initial price of the Underlying. The initial price and consequently the redemption amount may be adjusted for certain events, such as a stock split or, with respect to an Underlying Company, a merger, affecting the Underlying Company or Underlying Fund, as applicable, which we describe in "Description of Securities — Adjustment Events." The "determination date" will be specified in the relevant Pricing Supplement.

Any payment at maturity is subject to the creditworthiness of The Royal Bank of Scotland N.V., as issuer, and RBS Holdings N.V., as guarantor.

How are the redemption amount and knock-in level, if applicable, determined?

The redemption amount for each $1,000 face amount of the Securities is equal to $1,000 divided by the initial price. The value of any fractional Underlying Shares you are entitled to receive, after aggregating your total holdings of the Securities, will be paid in cash based on the closing price of the Underlying on the determination date. Any shares of an Underlying Fund which are delivered to you at maturity will include any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities based on the closing price of the Underlying Fund on the determination date.

If applicable, the knock-in level will be a percentage of the initial price specified in the relevant Pricing Supplement.

The initial price and consequently the redemption amount and knock-in level are subject to adjustment for certain corporate events affecting the Underlying, such as a stock split or merger, which we describe in "Description of Securities — Adjustment Events."

What coupon payments can I expect on the Securities?

The Securities pay coupons at a per annum rate that will be specified in the relevant Pricing Supplement. The coupon rate is fixed at issue and is payable periodically as specified in the relevant Pricing Supplement in arrears. This means that irrespective of whether the Securities are exchanged at maturity for cash or the redemption amount, you will be entitled to periodic coupon payments on the full face amount of the Securities you hold, payable in cash. Coupons on the Securities will be computed and accrue on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the actual number of days elapsed from and including the most recent coupon payment date, or if no coupons have been paid, from the issue or other coupon accrual date, to but excluding the earlier of the next coupon payment date or the maturity date.

Any coupon payment is subject to the creditworthiness of The Royal Bank of Scotland N.V. and RBS Holdings N.V., as guarantor.

Can you give me an example of the payment at maturity?

Please refer to the relevant Pricing Supplement for an example of the payment at maturity.

Do I get all my principal back at maturity?

You are not guaranteed to receive any return of principal at maturity. In the case of Reverse Exchangeable Securities, if the closing price of the Underlying is below the initial price on the determination date we will deliver to you shares of the Underlying. In the case of Knock-in Reverse Exchangeable Securities, if the closing price of Underlying falls below the knock-in level on any trading day during the knock-in period, and the closing price of the Underlying is below the initial price on the determination date, we will deliver to you shares of the Underlying. In both cases, the market value of shares of the Underlying on the determination date will be less than the face amount of the Securities and could be zero. **In such a case you will lose some or all of your initial principal investment in the Securities.**

Is there a limit to how much I can earn over the term of the Securities?

Yes. The amount payable under the terms of the Securities will never exceed the face amount of the Securities payable at maturity plus coupon payments you earn over the term of the Securities.

Do I benefit from any appreciation in the Underlying over the term of the Securities?

No. The amount paid at maturity for each $1,000 face amount of the Securities will not exceed $1,000. As a result, if shares of the Underlying have appreciated above their price on the pricing date, the payment you receive at maturity will not reflect that appreciation. **Under no circumstances will you receive a payment at maturity greater than the face amount of the Securities that you hold at that time.**

What is the minimum required purchase?

Unless otherwise specified in the relevant Pricing Supplement, you can purchase Securities in $1,000 denominations (which we refer to as the face amount) or in integral multiples thereof.

Is there a secondary market for the Securities?

Unless otherwise specified in the relevant Pricing Supplement, the Securities will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and, as such, information regarding independent market pricing for the Securities may be extremely limited or non-existent. You should be willing to hold your Securities until the maturity date.

Although it is not required to do so, we have been informed by our affiliate that when this offering is complete, it intends to make purchases and sales of the Securities from time to time in off-exchange transactions. If our affiliate does make such a market in the Securities, it may stop doing so at any time.

In connection with any secondary market activity in the Securities, our affiliate may post indicative prices for the Securities on a designated website or via Bloomberg. However, our affiliate is not required to post such indicative prices and may stop doing so at any time. **Investors are advised that any prices shown on any website or Bloomberg page are indicative prices only and, as such, there can be no assurance that any trade could be executed at such prices.** Investors should contact their brokerage firm for further information.

In addition, the issue price of the Securities includes the selling agents' commissions paid with respect to the Securities and the cost of hedging our obligations under the Securities. The cost of hedging includes the profit component that our affiliate has charged in consideration for assuming the risks inherent in managing the hedging of the transactions. The fact that the issue price of the Securities includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Securities. See "Risk Factors — The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices" and "Use of Proceeds."

Tell me more about The Royal Bank of Scotland N.V. and RBS Holdings N.V.

The Royal Bank of Scotland N.V. is the new name of ABN AMRO Bank N.V. and RBS Holdings N.V. is the new name of ABN AMRO Holding N.V. See "The Royal Bank of Scotland N.V. and RBS Holdings N.V." in the accompanying prospectus dated April 2, 2010.

What is the relationship between The Royal Bank of Scotland N.V., RBS Holdings N.V. and RBS Securities Inc.?

RBS Securities Inc., which we refer to as RBSSI, is an affiliate of The Royal Bank of Scotland N.V. and RBS Holdings N.V. RBSSI will act as calculation agent for the Securities, and is acting as agent for this offering. RBSSI will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate. See "Risk Factors — Potential Conflicts of Interest between Holders of Securities and the Calculation Agent" and "Plan of Distribution (Conflicts of Interest)" in this Product Supplement.

Where can I find out more about the Underlying Company or the Underlying Fund?

Because shares of the Underlying are registered under the Securities Exchange Act of 1934, as amended, the Underlying Company or Underlying Fund, as applicable, is required to file periodically certain financial and other information specified by the Securities and Exchange Commission which is available to the public. You should read "Public Information Regarding the Underlying" in this Product Supplement to learn how to obtain public information regarding the Underlying and other important information. The historical highest intra-day price, lowest intra-day price and last day closing price of the Underlying will be set forth in the relevant Pricing Supplement.

Who will determine whether the closing price of the Underlying has fallen below the knock-in level (if applicable), the closing price of the Underlying on the determination date, the redemption amount and the initial price?

We have appointed our affiliate, RBSSI, to act as calculation agent for the Securities. As calculation agent, RBSSI will determine whether the closing price of the Underlying has fallen below the knock-in level on any trading day during the knock-in period (if applicable), the closing price of the Underlying on the determination date, the redemption amount and the initial price. The calculation agent may adjust the initial price of the Underlying and consequently the redemption amount and knock-in level as a result of certain events affecting the Underlying Company or the Underlying Fund, as applicable, which we describe in the section called "Description of Securities — Adjustment Events."

Who invests in the Securities?

The Securities are not suitable for all investors. The Securities might be considered by investors who:

- seek a higher interest rate than the current dividend yield on the Underlying or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating;

- are willing to accept the risk of owning equity in general and shares of the Underlying in particular and the risk that they could lose their entire investment;

- do not expect to participate in any appreciation in the price of the Underlying; and

- are willing to hold the Securities until maturity.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are some of the risks in owning the Securities?

Investing in the Securities involves a number of risks. We have described the most significant risks relating to the Securities under the heading "Risk Factors" in this Product Supplement which you should read before making an investment in the Securities.

Some selected risk considerations include:

- *Credit Risk*. Because you are purchasing a security from us, you are assuming our credit risk. In addition, because the Securities are fully and unconditionally guaranteed by Holding, you are also assuming the credit risk of Holding in the event that we fail to make any payment or delivery required by the terms of the Securities.

- *Principal Risk*. The Securities are not principal protected, which means there is no guaranteed return of principal. If (a) for Reverse Exchangeable Securities, the closing price on the determination date is less than the initial price, or (b) for Knock-in Reverse Exchangeable Securities, the closing price of the Underlying falls below the knock-in level on any trading day during the term of the Securities and the closing price on the determination date is less than the initial price, we will deliver to you a fixed number of shares of the Underlying with a market value less than the face amount of the Securities, which value may be zero. **Accordingly, you assume the risk that you may lose some or all of your initial principal investment in the Securities.**

- *Liquidity and Market Risk*. Unless otherwise specified in the relevant Pricing Supplement, the Securities will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing for the Securities may be very limited or non-existent. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

What if I have more questions?

You should read "Description of Securities" in this Product Supplement for a detailed description of the general terms of the Securities. The relevant Pricing Supplement will describe the terms that apply specifically to the Securities. The Securities are senior notes issued as part of our RBS Notes^{SM} program and guaranteed by Holding. The Securities offered by us will constitute our unsecured and unsubordinated obligations and rank pari passu without any preference among them and with all our other present and future unsecured and unsubordinated obligations. The guarantee of Holding will constitute Holding's unsecured and unsubordinated obligation and rank pari passu without any preference among them and with all Holding's other present and future unsecured and unsubordinated obligations. You can find a general description of our RBS Notes^{SM} program in the accompanying Prospectus Supplement. We also describe the basic features of this type of note in the sections of the accompanying Prospectus Supplement called "Description of Notes" and "Notes Linked to Commodity Prices, Single Securities, Economic or Financial Measures and Baskets or Indices Thereof."

You may contact our principal executive offices at Gustav Mahleraan 10, 1082 PP Amsterdam, The Netherlands. Our telephone number is (31-20) 628-9393.

RISK FACTORS

This section describes the most significant risks relating to the Securities. For a discussion of certain general risks associated with your investment in the Securities, please refer to the section entitled "Risk Factors" beginning on page S-3 of the accompanying Prospectus Supplement. **You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.**

The Securities Are Not Ordinary Senior Notes; There Is No Guaranteed Return of Principal

The Securities combine limited features of debt and equity. The terms of the Securities differ from those of ordinary equity securities in that (i) you will not participate in any appreciation of the Underlying even if the price of the Underlying rises above the initial price and (ii) we will not pay you a fixed face amount in cash at maturity if (a) for Reverse Exchangeable Securities, the closing price on the determination date is less than the initial price, or (b) for Knock-in Reverse Exchangeable Securities, the closing price of the Underlying has fallen below the knock-in level on any trading day during the knock-in period and, in addition, the closing price of the Underlying is below the initial price on the determination date. In such event, we will exchange each Security you hold for a number of shares of the Underlying equal to the redemption amount. Such shares will have a market value of less than the face amount of the Securities, and such value may be zero. You cannot predict the future performance of the Underlying based on its historical performance. **Accordingly, you assume the risk that you could lose some or all of the amount you invest in the Securities.**

Credit Risk of The Royal Bank of Scotland N.V. and RBS Holdings N.V., and their Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities

You are dependent on The Royal Bank of Scotland N.V.'s ability to pay all amounts due on the Securities, and therefore you are subject to the credit risk of The Royal Bank of Scotland N.V. and to changes in the market's view of The Royal Bank of Scotland N.V.'s creditworthiness. In addition, because the Securities are unconditionally guaranteed by The Royal Bank of Scotland N.V.'s parent company, RBS Holdings N.V., you are also dependent on the credit risk of RBS Holdings N.V. in the event that The Royal Bank of Scotland N.V. fails to make any payment or delivery required by the terms of the Securities. Any actual or anticipated decline in The Royal Bank of Scotland N.V. or RBS Holdings N.V.'s credit ratings or increase in their credit spreads charged by the market for taking credit risk is likely to adversely affect the value of the Securities.

Our credit ratings are an assessment, by each rating agency, of our ability to pay our obligations, including those under the Securities. Credit ratings are subject to revision, suspension or withdrawal at any time by the assigning rating organization in their sole discretion. However, because the return on the Securities is dependent upon factors in addition to our ability to pay our obligations under the Securities, an improvement in our credit ratings will not necessarily increase the market value of the Securities and will not reduce market risk and other investment risks related to the Securities. Credit ratings (i) do not reflect market risk, which is the risk that the price of the Underlying Shares or Underlying Fund may fall below the knock-in level, resulting in a loss of some or all of your principal, (ii) do not address the price, if any, at which the Securities may be resold prior to maturity (which may be substantially less than the issue price of the Securities) and (iii) are not recommendations to buy, sell or hold the Securities. See "Risk Factors — Market Price of the Securities Influenced by Many Unpredictable Factors."

Although We Are a Bank, the Securities Are Not Bank Deposits and Are Not Insured or Guaranteed by the Federal Deposit Insurance Corporation, The Deposit Insurance Fund or Any Other Government Agency

The Securities are our obligations but are not bank deposits. In the event of our insolvency the Securities will rank equally with our other unsecured, unsubordinated obligations and will not have the benefit of any insurance or guarantee of the Federal Deposit Insurance Corporation, The Deposit Insurance Fund or any other governmental agency.

The Securities Will Not Pay More Than the Stated Face Amount at Maturity

The amount paid at maturity of the Securities in cash or shares of the Underlying will not exceed the face amount of the Securities. If the closing price of the Underlying on the determination date is equal to or exceeds the initial price (regardless of whether the knock-in level, if applicable, has been previously breached), you will receive the face amount of the Securities irrespective of any appreciation in the share price. You will not receive shares of the Underlying or any other asset equal to the value of shares of the Underlying. As a result, if the Underlying has appreciated above its closing price on the pricing date, the payment you receive at maturity will not reflect that appreciation. **Under no circumstances will you receive a payment at maturity greater than the face amount of the Securities that you hold at that time.**

For Knock-in Reverse Exchangeable Securities, the Protection Provided by the Knock-In Level May Terminate on Any Day During the Term of the Securities

For Knock-in Reverse Exchangeable Securities, if, on any trading day during the knock-in period, the closing price of the Underlying falls below the knock-in level, you will be fully exposed to any depreciation in the Underlying. We refer to this feature as a contingent buffer. The buffer (the difference between the initial price and the knock-in level) is contingent on the closing price of the Underlying on each trading day during the knock-in period and on the determination date. If the closing price has fallen below the knock-in level on any trading day during the knock-in period and on the determination date is below the initial price, you will receive at maturity, for each $1,000 face amount Security, the redemption amount. Consequently, you will lose 1% of the face amount of your investment for every 1% decline in the closing price compared to the initial price. You will be subject to this potential loss of principal even if, after falling below the knock-in level, the closing price of the Underlying rises above the knock-in level on any day or above the initial price on any day other than the determination date. This is because, if the closing price of the Underlying has fallen below the knock-in level on any trading day during the knock-in period, we determine the payment you will receive at maturity based on the closing price on the determination date.

The Volatility of the Market Price of the Underlying Will Impact the Risk that You Will Receive Less Than the Full Face Amount of Your Securities at Maturity

The likelihood of the Underlying closing or trading below the knock-in level on any trading day during the knock-in period or the determination date is unpredictable and will depend in large part on the volatility of the market price of the Underlying — the frequency and magnitude of changes in the market price of the Underlying. Recently, the equity markets have experienced significant volatility. As a result of such increased volatility in the markets, there is a greater risk that you will receive less than the full face amount of your Securities at maturity.

Unless Otherwise Specified in the Relevant Pricing Supplement, the Securities Will Not be Listed on Any Securities Exchange; Secondary Trading May Be Limited

You should be willing to hold your Securities until the maturity date. Unless otherwise specified in the relevant Pricing Supplement, the Securities will not be listed on any securities exchange; accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing for the Securities may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Our affiliate has informed us that, upon completion of the offering, it intends to purchase and sell the Securities from time to time in off-exchange transactions, but it is not required to do so. If our affiliate does make such a market in the Securities, it may stop doing so at any time. In addition, the total face amount of the Securities being offered by the relevant Pricing Supplement may not be purchased by investors in the offering, and one or more of our affiliates may agree to purchase a part of the unsold portion, which may constitute up to 15% of the total aggregate face amount of the Securities. Such affiliate or affiliates intend to hold the Securities for investment purposes, which may affect the supply of Securities available for secondary trading and therefore adversely affect the price of the Securities in any secondary trading. If a substantial portion of any Securities held by our affiliates were to be offered for sale following this offering, the market price of such Securities could fall, especially if secondary trading in such Securities is limited or illiquid.

Market Price of the Securities Are Influenced by Many Unpredictable Factors

The value of the Securities may move up and down between the date you purchase them and the determination date when the calculation agent determines the amount to be paid to you on the maturity date.

Several factors, many of which are beyond our control, will influence the market value of the Securities, including:

- the market price of the Underlying, including, for Knock-in Reverse Exchangeable Securities, whether the closing price of the Underlying has fallen below the knock-in level on any trading day;

- the volatility (frequency and magnitude of changes) in the price of the Underlying;

- the dividend rate on the Underlying. While dividend payments on the Underlying, if any, are not paid to holders of the Securities, such payments may have an influence on the market price of the Underlying and therefore on the Securities;

- interest and yield rates in the market;

- economic, financial, political and regulatory or judicial events that affect the stock markets generally and which may affect the closing price of the Underlying and/or the Securities;

- if the Securities are linked to Underlying Shares that are ADSs or to a foreign Underlying Fund, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the ADS Underlying Stock or the stocks comprising the foreign Underlying Fund are traded, as applicable;

- the time remaining to the maturity of the Securities;

- the occurrence of certain events affecting the Underlying which may require an adjustment to the Exchange Factor (and therefore, the initial price, redemption amount and knock-in level); and

- the creditworthiness of the Bank as issuer of the Securities and Holding as the guarantor of the Bank's obligations under the Securities. Any person who purchases the Securities is relying upon the creditworthiness of the Bank and Holding and has no rights against any other person. The Securities constitute the general, unsecured and unsubordinated contractual obligations of the Bank and Holding.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Some or all of these factors will influence the price that you will receive if you sell your Securities in the secondary market, if any, prior to maturity. For example, you may have to sell your Securities at a substantial discount from the face amount if at the time of sale the market price of the Underlying is at, below, or not sufficiently above the knock-in level. See also "Risk Factors — The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices."

As an investor in the Securities you assume the risk that as a result of the performance of the Underlying you may lose some or all of your initial principal investment in the Securities.

The Inclusion of Commissions and Cost of Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the selling agents are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Securities, as well as the profit component included in the cost of hedging our obligations under the Securities. In addition, any such prices may differ from values determined by pricing models used by the selling agents, as a result of dealer discounts, mark-ups or other transaction costs.

An Increase in the Market Price of the Underlying Will Not Increase the Return on Your Investment

Owning the Securities is not the same as owning shares of the Underlying. Accordingly, the market value of your Securities may not have a direct relationship with the market price of the Underlying, and changes in the market price of the Underlying may not result in a comparable change in the market value of your Securities. If the price per share of the Underlying increases above the initial price, the market value of the Securities may not increase. It is also possible for the price of the Underlying to increase while the market price of the Securities declines.

We May Not be Able to Deliver Shares of the Underlying at Maturity

If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying are not available for delivery at maturity we may pay you cash in lieu of delivering shares of the Underlying. In such a case, the amount of cash we will deliver will be an amount calculated by multiplying the redemption amount by the closing price of the Underlying on the determination date. Accordingly, if you have sold or otherwise agreed to deliver shares of the Underlying with the expectation of receiving the redemption amount at maturity, your trade may fail in the event we do not deliver shares of the Underlying to you.

Potential Conflicts of Interest; No Security Interest in the Shares of the Underlying Held by Us

We and our affiliates may carry out hedging activities that minimize our risks related to the Securities, including trading in shares of the Underlying. In particular, on or prior to the date of the relevant Pricing Supplement, we, through our affiliates, may have hedged our anticipated exposure in connection with the Securities by taking positions in shares of the Underlying, stocks (or options or futures contracts on the stocks) that comprise the Underlying Fund, if applicable, options contracts on shares of the Underlying listed on major securities markets, and/or other instruments that we deemed appropriate in connection with such hedging. Our purchase activity, however, could potentially have increased the initial price of the Underlying, and therefore increased the knock-in level, below which we would be required to deliver to you at maturity shares of the Underlying, which, in turn, would have a value less than the face amount of your Securities.

Through our affiliates, we are likely to modify our hedge position throughout the term of the Securities by purchasing and selling shares of the Underlying, stocks (or options or futures contracts on the stocks) that comprise the Underlying Fund, if applicable, options contracts on shares of the Underlying listed on major securities markets or positions in other securities or instruments that we may wish to use in connection with such hedging. We cannot give you any assurance that we have not or will not affect such price as a result of our hedging or trading activities. Such hedging or trading activities during the term of the Securities could adversely affect whether the price of the Underlying decreases below the knock-in level and therefore, whether or not you will receive the stated face amount of the Securities or shares of the Underlying at maturity. It is possible that we or one of more of our affiliates could receive substantial returns from these hedging activities while the value of the Securities may decline. We or one or more of our affiliates may also engage in trading the shares of the Underlying and other investments relating to the Underlying Company or stocks that comprise the Underlying Fund, as applicable, on a regular basis as part of our or its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or one or more of our affiliates may also publish research reports or otherwise express views about the Underlying Company, if applicable. Any of these activities could adversely affect the price of the Underlying and, therefore, the value of the Securities. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the price of the Underlying. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely effect the value of the Securities.

The indenture governing the Securities does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the shares of the Underlying acquired by us or our affiliates. Neither we nor Holding nor any of our affiliates will pledge or otherwise hold shares of the Underlying for the benefit of holders of the Securities in order to enable the holders to exchange their Securities for shares of the Underlying under any circumstances. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us or Holding, as the case may be, any shares of the Underlying that we or Holding own will be subject to the claims of our creditors or Holding's creditors generally and will not be available specifically for the benefit of the holders of the Securities.

Holdings of the Securities by Our Affiliates and Future Sales

Certain of our affiliates may purchase for investment a portion of the Securities that has not been purchased by investors in a particular offering of Securities, which initially they intend to hold for investment purposes. As a result, upon completion of such an offering, our affiliates may own up to 15% of the aggregate face amount of the Securities. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. For example, our affiliates may attempt to sell the Securities that they had been holding for investment purposes at the same time that you attempt to sell your Securities, which could depress the price, if any, at which you can sell your Securities. Moreover, the liquidity of the market for the Securities, if any, could be substantially reduced as a result of our affiliates holding the Securities. See "— The Securities Will Not be Listed on any Securities Exchange; Secondary Trading May Be Limited." In addition, our affiliates could have substantial influence over any matter subject to consent of the security holders.

Information Regarding the Underlying Company or Underlying Fund, as Applicable

Neither we nor Holding nor any of our affiliates assume any responsibility for the accuracy or adequacy of the information about the Underlying Company or Underlying Fund, as applicable, contained in the relevant Pricing Supplement or in any of the Underlying Company's or Underlying Fund's publicly available filings, as applicable. As an investor in the Securities, you should make your own investigation into the Underlying Company or Underlying Fund, as applicable. Unless otherwise disclosed in the relevant Pricing Supplement, neither we nor Holding nor any of our affiliates have any affiliation with the Underlying Company or Underlying Fund, as applicable, and are not responsible for the Underlying Company's or Underlying Fund's public disclosure of information, as applicable, whether contained in SEC filings or otherwise.

Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price and calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that the determination date will be postponed and your return will be adversely affected. See "Description of Securities — Market Disruption Event."

No Shareholder Rights in the Shares of the Underlying

As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Shares, the shares of the Underlying Fund or stocks comprising the Underlying Fund or Target Index would have, as applicable. If the Securities are linked to ADSs representing non-U.S. equity securities issued through depositary arrangements, you will not have the rights of owners of such ADSs or the ADS Underlying Stock.

Limited Antidilution Protection

As calculation agent, RBSSI, which is our affiliate, will adjust the initial price and consequently the redemption amount and knock-in level for certain events affecting the shares of the Underlying, such as stock splits and other corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Underlying. For example, the calculation agent is not required to make any adjustments if the Underlying Company or anyone else makes a partial tender or partial exchange offer for the Underlying Shares. **If an event occurs that does not require the calculation agent to adjust the amount of shares of the Underlying payable at maturity, the market price of the Securities may be materially and adversely affected.**

No Affiliation with the Underlying Company, the Underlying Fund or Any Issuers of the Stocks Comprising the Underlying Fund, as Applicable

Because neither we nor Holding nor any of our affiliates are affiliated with the Underlying Company, the Underlying Fund or the issuers of the stocks comprising the Underlying Fund, as applicable, we have no ability to control or predict the actions of the Underlying Company, the Underlying Fund or the issuers of the stocks comprising the Underlying Fund, as applicable, including any actions of the type that would require the calculation agent to adjust the initial price and consequently the knock-in level, if applicable, and redemption amount, and have no ability to control the public disclosure of these actions or any other events or circumstances affecting the Underlying Company, the Underlying Fund or the issuers of the stocks comprising the Underlying Fund, as applicable. **The Underlying Company, the Underlying Fund and the issuers of the stocks comprising the Underlying Fund, as applicable, are not involved in the offer of the Securities in any way and have no obligation to consider your interest as an owner of the Securities in taking any actions that might affect the value of your Securities. None of the money you pay for the Securities will go to the Underlying Company, the Underlying Fund or the issuers of stocks comprising the Underlying Fund, as applicable.**

We May Engage in Business with or Involving the Underlying Company, the Underlying Fund or One or More of the Issuers of the Stocks that Comprise the Underlying Fund, as Applicable, without Regard to Your Interests

We and/or our affiliates may presently or from time to time engage in business with the Underlying Company, the Underlying Fund or the issuers of the stocks comprising the Underlying Fund, as applicable, including extending loans to, or making equity investments in, or providing advisory services to such companies, including merger and acquisition advisory services. These activities could lead to actions on the part of the Underlying Company or Underlying Fund, as applicable, which might adversely affect the price of the Underlying. In the course of such business, we and/or our affiliates may acquire non-public information with respect to such companies and, in addition, one or more of our affiliates may publish research reports with respect to such companies. The statement in the preceding sentence is not intended to affect the rights of holders of the Securities under the securities laws. As a prospective purchaser of a Security, you should undertake such independent investigation of the Underlying Company or Underlying Fund, as applicable, as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying.

Potential Conflicts of Interest between Holders of Securities and the Calculation Agent

As calculation agent, RBSSI, which is our affiliate, will calculate the payout to you at maturity of the Securities. RBSSI and other affiliates may carry out hedging activities related to the Securities, including trading in the shares of the Underlying, as well as in other instruments related to the Underlying. RBSSI and some of our other affiliates also trade the shares of the Underlying on a regular basis as part of their general broker dealer businesses. Any of these activities could influence RBSSI's determinations as calculation agent and any such trading activity could potentially affect the price of the Underlying and, accordingly could affect the payout on the Securities. **RBSSI is an affiliate of The Royal Bank of Scotland N.V.**

In addition, if certain reorganization events occur as defined under "Description of Securities — Adjustment Events" the calculation agent may adjust the initial price and consequently the knock-in level and redemption amount to reflect the new securities issued in such reorganization event. The calculation agent may make such adjustment based on its assessment of the market value and volatility of those new securities, which may adversely affect the value of the Securities. The calculation agent's adjustment to the Securities may be influenced by, among other things, our or our affiliates' hedging transactions with respect to the Securities and our or their ability to hedge our obligations under the Securities following those reorganization events. You will bear the risk that a reorganization event may occur or that the calculation agent's adjustments upon a reorganization event may adversely affect the value of the Securities.

Moreover, the issue price of the Securities includes the agents' commissions and certain costs of hedging our obligations under the Securities. Our affiliates through which we hedge our obligations under the Securities expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our affiliates' control, such hedging may result in a profit that is more or less than initially projected.

The Tax Consequences of an Investment in the Securities Are Unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the Securities are unclear, and the IRS or a court might not agree with the treatment of the Securities described in the section of this Product Supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. Additionally, as described in "U.S. Federal Income Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Securities would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Related to Underlying Shares

For Securities linked to the Performance of ADSs, Fluctuations in Exchange Rates Will Affect Your Investment

There are significant risks related to an investment in a Security that is linked to ADSs, which is quoted and traded in U.S. dollars, representing an ADS Underlying Stock that is quoted and traded in a foreign currency. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the ADS Underlying Stock. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the Securities. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the ADS Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADSs, which may consequently affect the value of the Securities.

For Securities linked to the Performance of ADSs, We Have No Control over Exchange Rates

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments and, in the case of countries using the euro, the European Central Bank, may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Security that is linked to ADSs, which is quoted and traded in U.S. dollars, representing an ADS Underlying Stock that is quoted and traded in a foreign currency.

We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any relevant foreign currency. You will bear those risks.

For Securities linked to the Performance of ADSs, an Investment in the Securities Is Subject to Risks Associated with Non-U.S. Securities Markets

An investment in the Securities linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of market volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Some or all of these factors may influence the price of the ADSs. The impact of any of these factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the ADSs based on their historical performance. The value of the ADSs may decrease such that you may not receive any return of your investment. You will bear the risk that the price of the ADSs may decrease so that at maturity, you will lose some or all of your investment.

There Are Important Differences Between the Rights of Holders of ADSs and the Rights of Holders of the Common Stock of the Foreign Company Underlying the ADSs

If your Security is linked to the performance of an ADS, you should be aware that your Security is linked to the price of the ADSs and not the ADS Underlying Stock, and there exist important differences between the rights of holders of ADSs and the ADS Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represent a specified number of shares of common stock of a foreign issuer. Generally, the ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common stock of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the ADS Underlying Stock may be significant and may materially and adversely affect the value of the Securities.

In Some Circumstances, the Payment You Receive on the Securities May Be Based on the Common Stock (or ADSs, as applicable) of Another Company and not the Underlying Shares

Following certain corporate events, such as a merger or acquisition, relating to the Underlying Shares where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Underlying Company or any cash or any other assets distributed to holders of the Underlying Shares in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this Product Supplement called "Description of Notes — Adjustment Events."

Risks Related to the Underlying Fund

Investment in the Securities is Not the Same as a Direct Investment in the Underlying Fund or in the Stocks that Comprise the Underlying Fund

An investment in the Securities is not the same as a direct investment in the Underlying Fund or in the stocks that comprise the Underlying Fund. The return on your Securities could be less than if you had invested directly in the stocks (or any other securities) comprising the Underlying Fund because you will only participate in the change in the price of the Underlying Fund over the term of the Securities, because, for Underlying Funds comprised of stocks, the return on the Securities does not account for the return associated with the reinvestment of dividends that you would have received if you had invested directly in the stocks (or any other securities) comprising the Underlying Fund and because there are management fees charged by the Underlying Fund. You will not receive any payment of dividends on any of the stocks (or any other securities) comprising the Underlying Fund.

Your Return May Be Affected by Factors Affecting International Securities

The price of the Underlying Fund may be computed by reference to the value of the equity securities of companies listed on various global exchanges. Under these circumstances, the return on the Securities will be affected by factors affecting the prices of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign securities markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

If the Prices of the Equity Securities Held By a Foreign Underlying Fund Are Not Converted Into U.S. Dollars For Purposes of Calculating the Net Asset Value of the Foreign Underlying Fund, the Amount Payable On the Securities at Maturity Will Not Be Adjusted For Changes In Exchange Rates That Might affect the Foreign Underlying Fund

Because the prices of the equity securities held by a foreign Underlying Fund are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign Underlying Fund and although the equity securities held by that foreign Underlying Fund are traded in currencies other than U.S. dollars, and the Securities, which are linked in whole or in part to that foreign Underlying Fund, are denominated in U.S. dollars, the amount payable on the Securities at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign Underlying Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the Securities. The amount we pay in respect of the Securities on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Securities — Payment at Maturity."

If the Prices of the Equity Securities Held By a Foreign Underlying Fund Are Converted Into U.S. Dollars For Purposes of Calculating the Net Asset Value of That Foreign Underlying Fund, the Securities Will Be Subject To Currency Exchange Risk

Because the prices of the equity securities held by a foreign Underlying Fund are converted into U.S. dollars for the purposes of calculating the net asset value of that foreign Underlying Fund, the holders of the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by that foreign Underlying Fund trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by that foreign Underlying Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of that foreign Underlying Fund will be adversely affected and the payment at maturity of the Securities may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments;

- the extent of governmental surpluses or deficits in the component countries and the United States;

- government intervention in the currency markets; and

- government action fixing exchange rates or allowing exchange rates to float.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

If the Prices of the Equity Securities Held By a Foreign Underlying Fund Are Converted Into U.S. Dollars For Purposes of Calculating the Net Asset Value of That Foreign Underlying Fund, Changes In the Volatility of Exchange Rates, and the Correlation Between Those Rates and the Net Asset Value of That Foreign Underlying Fund are Likely To affect the Market Value of the Securities

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by a foreign Underlying Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies—the particular currency in which an equity security held by that foreign Underlying Fund and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security held by that foreign Underlying Fund trade is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign Underlying Fund trade are denominated refers to the size and frequency of changes in that exchange rate.

Because the net asset value of a foreign Underlying Fund is calculated, in part, by converting the closing prices of the equity securities held by that foreign Underlying Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those equity securities are denominated could affect the market value of the Securities.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by a foreign Underlying Fund trade are denominated and the net asset value of that foreign Underlying Fund trade refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of that foreign Underlying Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign Underlying Fund trade are denominated and the percentage changes in the net asset value of that foreign Underlying Fund trade could affect the value of the Securities.

There Are Risks Associated With the Underlying Fund

The Underlying Fund may have limited operating history. Even if the Underlying Fund is listed for trading and a number of similar products have been traded for varying periods of time on various securities exchanges, you cannot be certain that an active trading market will continue for the shares of the Underlying Fund or that there will be liquidity in the trading market.

The Underlying Fund is also subject to management risk, which is the risk that the investment strategy of the Underlying Fund's investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. See the relevant index description in the accompanying Underlying Supplement or the relevant Pricing Supplement for additional information.

The Policies of the Investment Advisor for the Underlying Fund, and the Sponsor of the Target Index, Could Affect the Value of the Securities

The policies of the investment advisor concerning the calculation of the Underlying Fund's net asset value, additions, deletions or substitutions of stocks held by the Underlying Fund and manner in which changes affecting the stocks held by the Underlying Fund are reflected in the Underlying Fund could affect the market price of the shares of the Underlying Fund and, therefore, affect the value of the Securities. The value of the Securities could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the Underlying Fund's net asset value, or if the investment advisor discontinues or suspends calculation or publication of the Underlying Fund's net asset value, in which case it may become difficult to determine the value of the Securities.

In addition, the sponsor of the Target Index is responsible for the design and maintenance of such index. Periodically, the sponsor of the Target Index may (i) determine that total shares outstanding have changed in one or more component securities of the Target Index due to secondary offerings, repurchases, conversions or other corporate actions; (ii) determine that the available float shares of one or more of the component securities of the Target Index may have changed due to corporate actions, purchases or sales of securities by holders or other events, or (iii) replace one or more component securities of the Target Index due to mergers, acquisitions, bankruptcies, or other market conditions, or if the issuers of such component securities of the Target Index fail to meet the criteria for inclusion in the Target Index. The Underlying Fund generally aggregates certain of these adjustments and changes the composition of the Underlying Fund. Any of these actions could adversely affect the prices of the component securities of the Target Index and/or the Underlying Fund and, consequently, the value of the Securities.

The Underlying Fund is Not Actively Managed

Unless otherwise specified in the relevant Pricing Supplement, the Underlying Fund is not actively managed by traditional methods, and therefore the adverse financial condition of one or more issuers of stocks which comprise the Target Index will not result in the elimination of such stock or stocks from the Underlying Fund unless such stock or stocks are removed from the Target Index. This may adversely affect the value of the Securities and the return, if any, on the Securities.

The Underlying Fund May Not Always be Able Exactly to Replicate the Performance of the Target Index

It is possible that, for a short period, the Underlying Fund may not fully replicate the performance of the Target Index due to the temporary unavailability of certain index securities in the secondary market or due to other extraordinary circumstances. In addition, the Underlying Fund is not able to replicate exactly the performance of the Target Index because the Target Index is a theoretical calculation while the Underlying Fund is an actual portfolio of stocks. Accordingly, the total return generated by the Underlying Fund is reduced by its expenses and transaction costs incurred in adjusting the actual balance of the Underlying Fund. This may adversely affect the value of the Securities and the return, if any, on the Securities.

PUBLIC INFORMATION REGARDING THE UNDERLYING

In the relevant Pricing Supplement, we will provide summary information regarding the Underlying Company or the Underlying Fund, as applicable, based on its publicly available documents. We take no responsibility for the accuracy or completeness of such information.

The shares of the Underlying are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act." Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the Securities and Exchange Commission, which we refer as the "Commission." In addition, registered investment companies that manage exchange-traded funds are required to provide or file periodically certain financial and other information specified by the Commission pursuant to the Exchange Act and the Investment Company Act of 1940, as amended. Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information about the Public Reference Room. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission's website is http://www.sec.gov. Information provided to or filed with the Commission by the Underlying Company or the Underlying Fund, as applicable, pursuant to the Exchange Act can be located by reference to the relevant Commission file number for such Underlying Company or Underlying Fund, as applicable.

In addition, information regarding the Underlying Company or Underlying Fund, as applicable, may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such reports.

This Product Supplement and the relevant Pricing Supplement relate only to the Securities offered by us and does not relate to the Shares of the Underlying or other securities of the Underlying Company, if applicable. We will derive all disclosures contained in the relevant Pricing Supplement regarding the Underlying Company or Underlying Fund, as applicable, from the publicly available documents described above. Neither we nor Holding nor the agents have participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Company or Underlying Fund, as applicable, in connection with the offering of the Securities. Neither we nor Holding nor the agents make any representation that such publicly available documents or any other publicly available information regarding the Underlying Company or Underlying Fund, as applicable, are accurate or complete. Furthermore, neither we nor Holding can give any assurance that all events occurring prior to the date of the relevant Pricing Supplement (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of the Underlying (and therefore the initial price and the knock-in level and redemption amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Company or Underlying Fund, as applicable, could affect the value you will receive on the maturity date with respect to the Securities and therefore the trading prices of the Securities. Neither we nor Holding nor any of our affiliates have any obligation to disclose any information about the Underlying Company or Underlying Fund, as applicable, after the date of the relevant Pricing Supplement.

Neither we nor Holding nor any of our affiliates makes any representation to you as to the performance of the shares of the Underlying.

We and/or our affiliates may presently or from time to time engage in business with the Underlying Company, the Underlying Fund or the issuers of the stocks comprising the Underlying Fund, as applicable, including extending loans to, or making equity investments in, or providing advisory services to such companies, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to such companies and, in addition, one or more of our affiliates may publish research reports with respect to such companies. The statement in the preceding sentence is not intended to affect the rights of holders of the Securities under the securities laws. **As a prospective purchaser of a Security, you should undertake such independent investigation of the Underlying Company or Underlying Fund, as applicable, as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying.**

DESCRIPTION OF SECURITIES

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement. The term "Security" refers to each $1,000 face amount of our Reverse Exchangeable Securities or Knock-in Reverse Exchangeable Securities, as the case may be, and fully and unconditionally guaranteed by Holding.

The Underlying..................................	(i) The common stock (including ADSs) of the Underlying Company, which we refer to as the Underlying Shares, or (ii) an exchange-traded fund that tracks the performance of an underlying index or basket of securities, primarily by holding securities or other instruments related to such underlying index or basket, which we refer to as an Underlying Fund, as specified in the relevant Pricing Supplement. We refer to the index that an Underlying Fund tracks as the "Target Index."
Underlying Company........................	As specified in the relevant Pricing Supplement, if applicable.
Pricing Date.....................................	As specified in the relevant Pricing Supplement.
Issue Price.......................................	Unless otherwise specified in the relevant Pricing Supplement, 100%.
Initial Price......................................	The closing price of the Underlying on the Pricing Date, divided by the Exchange Factor. The Initial Price is subject to adjustment for certain corporate events affecting the shares of the Underlying, which we describe in "Description of Securities — Adjustment Events."
Knock-in Level.................................	For Knock-in Reverse Exchangeable Securities, a price equal to a fixed percentage of the Initial Price as specified in the relevant Pricing Supplement. The Initial Price and consequently the Knock-in Level is subject to adjustment for certain corporate events affecting the shares of the Underlying, which we describe below under "— Adjustment Events."
Knock-In Period...............................	For Knock-in Reverse Exchangeable Securities, unless otherwise specified in the relevant Pricing Supplement, each Trading Day from but not including the Pricing Date to and including the Determination Date.
Maturity Date...................................	As specified in the relevant Pricing Supplement, subject to postponement as described under "Description of Notes — Fixed Rate Notes — If a Payment Date Is not a Business Day" in the accompanying Prospectus Supplement.
Specified Currency...........................	U.S. Dollars
Denominations	Unless otherwise specified in the relevant Pricing Supplement, $1,000, which we refer to as the face amount, and integral multiples thereof.
Form of Securities	The Securities will be represented by a single registered global security, deposited with the Depository Trust Company.
Guarantee	The payment and delivery obligations of The Royal Bank of Scotland N.V. under the Securities, when and as they shall become due and payable, whether at maturity or upon acceleration, are fully and unconditionally guaranteed by RBS Holdings N.V.
Coupon Rate	A per annum rate, payable periodically in arrears as specified in the relevant Pricing Supplement. See "Description of Notes — Interest and Principal Payments" and "— Fixed Rate Notes" in the accompanying Prospectus Supplement for additional information.

Coupon Payment Dates	As specified in the relevant Pricing Supplement, subject to postponement as described under "Description of Notes — Fixed Rate Notes — If a Payment Date Is not a Business Day" in the accompanying Prospectus Supplement.
Payment at Maturity	Unless otherwise specified in the relevant Pricing Supplement, for Reverse Exchangeable Securities, if the Closing Price per share of the Underlying on the Determination Date is at or above the Initial Price, we will pay you the face amount of each Security in cash. If the Closing Price per share of the Underlying on the Determination Date is below the Initial Price, we will deliver to you, in exchange for each Security, a number of shares of the Underlying equal to the Redemption Amount.
	Unless otherwise specified in the relevant Pricing Supplement, for Knock-in Reverse Exchangeable Securities, if the Closing Price per share of the Underlying has not fallen below the Knock-in Level on any Trading Day during the Knock-in Period, we will pay you the face amount of each Security in cash. If the Closing Price per share of the Underlying has fallen below the Knock-in Level on any Trading Day during the Knock-in Period, then (i) if the Closing Price per share of the Underlying on the Determination Date is below the Initial Price, we will deliver to you, in exchange for each Security, a number of shares of the Underlying equal to the Redemption Amount or (ii) if the Closing Price per share of the Underlying on the Determination Date is at or above the Initial Price, we will pay you the face amount of each Security in cash.
	We will pay cash in lieu of delivering fractional Underlying Shares in an amount equal to the corresponding fractional Closing Price of the Underlying Shares, as determined by the Calculation Agent on the Determination Date. Any shares of an Underlying Fund which are delivered to you at maturity will be delivered in book entry form and will include any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities based on the closing price of the Underlying Fund on the determination date. If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying are not available for delivery at maturity we may pay you, in lieu of the Redemption Amount, the cash value of the Redemption Amount, determined by multiplying the Redemption Amount by the Closing Price of the Underlying on the Determination Date. Following a Reorganization Event, the amount payable at maturity is subject to adjustments as described below under "— Adjustment Events."
Redemption Amount	The Calculation Agent, which is our affiliate, will determine the Redemption Amount on the Determination Date by dividing $1,000 by the Initial Price of the Underlying. The Initial Price and consequently the Redemption Amount may be adjusted for certain corporate events affecting the Underlying Company, which we described below under "— Adjustment Events." The coupon payment on the Securities at maturity will be paid in cash.
Determination Date	As specified in the relevant Pricing Supplement; *provided* that if such day is not a Trading Day, or if a Market Disruption Event has occurred on such Trading Day, the Determination Date shall be the immediately succeeding Trading Day; *provided, further,* that the Determination Date shall be no later than the second scheduled Trading Day preceding the Maturity Date, notwithstanding the occurrence of a Market Disruption Event on such second scheduled Trading Day or that such second scheduled Trading Day is not a Trading Day. For information about what constitutes a Market Disruption Event, see below under "— Market Disruption Events."

Closing Price	If the Underlying Shares (or any other security for which a Closing Price must be determined) or the Underlying Fund, as applicable, is listed on a U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), or is included in the OTC Bulletin Board Service, which we refer to as the OTC Bulletin Board (operated by the Financial Industry Regulatory Authority), the Closing Price for one Underlying Share (or one unit of any such other security) or one share of the Underlying Fund on any Trading Day means (i) the last reported sale price, regular way (or if listed on The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, the official closing price), in the principal trading session on such day on the principal securities exchange on which the Underlying Shares (or any such other security) or shares of the Underlying Fund are listed or admitted to trading and (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable (even if the Underlying Shares, other such other security or shares of the Underlying Fund are listed or admitted to trading on such securities exchange), the last reported sale price in the principal trading session on the over-the-counter market as reported on the Relevant Exchange or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Closing Price for any Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for the Underlying Shares (or any such other security) or shares of the Underlying Fund obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of RBSSI or any of our other affiliates may be included in the calculation of the mean, but only if any such bid is not the lowest of the bids obtained. The term "OTC Bulletin Board Service" shall include any successor service thereto.
Relevant Exchange	With respect to Underlying Shares (or other security), the Relevant Exchange means the primary U.S. securities exchange or organized market of trading for the Underlying Shares (or other security). If a Reorganization Event has occurred or if the Underlying Shares are ADSs and such ADSs are delisted or the ADS facility is terminated, the Relevant Exchange will be the stock exchange or securities market on which the Exchange Property (as defined below under "— Adjustment Events") that is a listed equity security is principally traded or the primary securities exchange or organized market for trading in the ADS Underlying Stock, as applicable, in each case as determined by the Calculation Agent.
	With respect to an Underlying Fund, the Relevant Exchange means the primary U.S. securities exchange or organized market of trading for shares of such Underlying Fund.
	With respect to a Target Index, the Relevant Exchange means the primary exchange or market of trading for any security (or any combination thereof) then included in the Target Index.
Trading Day......................................	With respect to Underlying Shares, a Trading Day means a day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange.
	With respect to an Underlying Fund, a Trading Day means a day, as determined by the Calculation Agent, on which trading in shares of such Underlying Fund is generally conducted on the Relevant Exchange and on which securities comprising more than 80% of the value of the Target Index on such day are capable of being traded on their Relevant Exchanges during the one-half hour before the determination of the Closing Price of such Underlying Fund.

Book Entry Note or Certificated Note..	Book Entry
Trustee	Wilmington Trust Company
Securities Administrator	Citibank, N.A.
Market Disruption Event...................	With respect to the Underlying Shares or any other securities (other than shares of the Underlying Fund) for which a Closing Price must be determined, Market Disruption Event means:

(i) either:

    (a) the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Shares (or such other securities) on the Relevant Exchange for the Underlying Shares (or such other securities) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

    (b) a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the Underlying Shares (or such other securities) as a result of which the reported trading prices for the Underlying Shares (or such other securities) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

    (c) the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying Shares (or such other securities), if available, during the one-half hour period preceding the close of the principal trading session in such market,

in each case as determined by the Calculation Agent in its sole discretion; and

(ii) a determination by the Calculation Agent in its sole discretion that the applicable event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge with respect to the Securities.

For purposes of determining whether a Market Disruption Event with respect to the Underlying Shares (or such other security) has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary market for trading in the relevant futures or options contracts; (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event; (3) limitations pursuant NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange Inc., any other self-regulatory organization or the Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading; (4) a suspension of trading in the relevant futures or options contract by the primary market for trading in such futures or options, if available, by reason of (x) a price change exceeding limits set by such market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in such futures or options contracts; and (5) a suspension, absence or material limitation of trading on the primary market on which the relevant futures or options are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

With respect to an Underlying Fund, Market Disruption Event means:

(i)   either:

    (a) the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Fund on the Relevant Exchange for the Underlying Fund for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

    (b) a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the Underlying Fund as a result of which the reported trading prices for the Underlying Fund during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate;

    (c) the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying Fund, if available, during the one-half hour period preceding the close of the principal trading session in such market,

    (d) the occurrence or existence of a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the value of the Target Index on the Relevant Exchange(s) for such securities for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange(s), in each case as determined by the Calculation Agent in its sole discretion; or

    (e) the suspension, material limitation or absence of trading on the primary market for trading in futures or options contracts related to the Target Index during the one-half hour period preceding the close of the principal trading session in such market,

in each case as determined by the Calculation Agent in its sole discretion; and

(ii) a determination by the Calculation Agent in its sole discretion that the applicable event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge with respect to the Securities.

For the purpose of determining whether a Market Disruption Event exists with respect to an Underlying Fund at any time, if trading in a security included in the Target Fund is materially suspended or materially limited at that time, or there occurs an event that disrupts or impairs the ability of market participants in general to effect transactions in or obtain market values for such security, then the relevant percentage contribution of that security to the level of the Target Fund shall be based on a comparison of (i) the portion of the level of the Target Fund attributable to that security relative to (ii) the overall level of the Target Fund, in each case immediately before the occurrence of that suspension, limitation or other market disruption, as the case may be.

For purposes of determining whether a Market Disruption Event with respect to the Underlying Fund has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary market for trading in the relevant futures or options contracts; (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event; (3) limitations pursuant NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange Inc., any other self-regulatory organization or the Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading; (4) a suspension of trading in the relevant futures or options contract by the primary market for trading in such futures or options, if available, by reason of (x) a price change exceeding limits set by such market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in such futures or options contracts; and (5) a suspension, absence or material limitation of trading on the primary market on which the relevant futures or options are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify us, the trustee, the Depository Trust Company and the agents of the existence or occurrence of a Market Disruption Event on any day that but for the occurrence or existence of a Market Disruption Event would have been the Determination Date.

Exchange Factor .... The Exchange Factor will be set initially at 1.0, but will be subject to adjustment upon the occurrence of certain corporate events affecting the shares of the Underlying. See "Adjustment Events" below.

Adjustment Events .... For Securities linked to Underlying Shares, the Exchange Factor with respect to the Underlying Shares or the amounts paid at maturity will be adjusted as follows:

1. If the Underlying Shares are subject to a stock split or reverse stock split, then once such split has become effective, the Exchange Factor will be proportionately adjusted.

2. If the Underlying Shares are subject (i) to a stock dividend (i.e., the issuance of additional Underlying Shares) that is given ratably to all holders of Underlying Shares or (ii) to a distribution of the Underlying Shares as a result of the triggering of any provision of the corporate charter of the Underlying Company, in each case other than a stock split described in paragraph 1, then once the dividend has become effective and the Underlying Shares are trading ex-dividend, the Exchange Factor will be proportionally adjusted.

3. There shall be no adjustments to the Exchange Factor to reflect cash dividends or other distributions paid with respect to the Underlying Shares unless such cash dividends or other distributions constitute Extraordinary Dividends as described below (except that distributions described in paragraph 2 above shall not be subject to this paragraph). A cash dividend or other distribution with respect to the Underlying Shares shall be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for the Underlying Shares by an amount equal to at least 10% of the Closing Price of the Underlying Shares (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to the Underlying Shares, the Exchange Factor with respect to the Underlying Shares will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Factor will equal the product of (i) the then-current Exchange Factor and (ii) a fraction, the numerator of which is the Closing Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Closing Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Underlying Shares shall equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Underlying Shares or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Underlying Shares described in clause (A), clause (D) or clause (E) in the definitions of "Reorganization Event" of paragraph 5 below that also constitutes an Extraordinary Dividend shall not cause an adjustment to the Exchange Factor pursuant to this paragraph 3.

4. If the Underlying Company issues rights or warrants to all holders of the Underlying Shares to subscribe for or purchase Underlying Shares at an exercise price per share less than the Closing Price of the Underlying Shares on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Securities, then the Exchange Factor shall be adjusted to equal the product of the prior Exchange Factor and a fraction, the numerator of which shall be the number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the

number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares which the aggregate offering price of the total number of shares of the Underlying Shares so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Closing Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Closing Price.

5. For Reverse Exchangeable Securities, if a Reorganization Event (as defined below) occurs, the payment at maturity will depend on the kind and amount of Exchange Property (as defined below) received by holders of Underlying Shares in the Reorganization Event.

(i) If the Exchange Property consists solely of equity securities listed on a securities exchange that, in the opinion of the Calculation Agent, maintains sufficient liquidity for trading in such Exchange Property, then the payment at maturity for each $1,000 face amount of Securities will depend on whether the Closing Price of such Exchange Property on the Determination Date:

(a) If the Closing Price of such Exchange Property has not fallen below the Initial Price on the Determination Date, then each holder of a Security will receive the face amount of $1,000 in cash; or

(b) If the Closing Price of such Exchange Property has fallen below the Initial Price on the Determination Date, we will deliver to you, in exchange for each Security, Exchange Property with a value equal to the product of the Redemption Amount times the Transaction Value and (y) if the Closing Price of such Exchange Property on the Determination Date is at or above the Initial Price, we will pay you $1,000 in cash.

The Calculation Agent will adjust the Initial Price to reflect the new securities delivered in such Reorganization Event and the market value and volatility levels of such securities and any Exchange Factor adjustments to the Initial Price as of the effective date of the Reorganization Event. Following any such adjustment, the Initial Price will be such adjusted Initial Price, divided by the Exchange Factor (which shall have been reset to 1.0 immediately following the Reorganization Event). The Bank will provide notice to the Trustee and the Securities Administrator of the adjusted Initial Price as soon as practicable after the date of such Reorganization Event.

(ii) If the Exchange Property consists solely of property other than such listed equity securities, each holder of a Security will receive, on the Maturity Date, in exchange for each $1,000 face amount of Securities, the lesser of: (i) $1,000 in cash or (ii) Exchange Property in an amount with a value equal to the product of the

Redemption Amount times the Transaction Value as of the Determination Date. We may, in lieu of delivering such Exchange Property, pay you the cash value of such Exchange Property as of the Determination Date, as determined by the Calculation Agent. We will notify the Trustee and the Securities Administrator of the amount and type of Exchange Property to be delivered or cash to be paid.

(iii) If the Exchange Property consists of any combination of such listed equity securities and other property, then we will (a) deliver, on the Maturity Date, the portion of Exchange Property consisting of such other property with a value equal to the product of the Redemption Amount (prior to any adjustment under this clause) times the Transaction Value of such portion of Exchange Property on the Determination Date or, at our election, pay the cash value thereof, as determined by the Calculation Agent, (b) proportionally adjust the Redemption Amount to reflect the portion of the Exchange Property constituting such listed equity securities, (c) adjust the Initial Price to reflect such listed equity securities, the market value and volatility levels of such listed equity securities and any Exchange Factor adjustments to the Initial Price as of the effective date of the Reorganization Event and (d) reduce the face amount of each $1,000 of Securities to an amount equal to such adjusted Redemption Amount multiplied by such adjusted Initial Price. Following such adjustments, the amount paid at maturity for each Security will be determined as set forth under clause (i) above, except references to each $1,000 face amount of Security and $1,000 in cash and the reference to $1,000 in the definition of Redemption Amount shall be references to the adjusted face amount of Securities as described in clause (d) of the preceding sentence. In addition, following any such adjustment, the Initial Price will be such adjusted Initial Price, divided by the Exchange Factor (which shall have been reset to 1.0 immediately following the Reorganization Event). The Bank will provide notice to the Trustee and the Securities Administrator of any adjustments to the Securities as a result of this clause (iii) as soon as practicable after the date of such Reorganization Event.

6. For Knock-in Reverse Exchangeable Securities, if a Reorganization Event (as defined below) occurs, the payment at maturity will depend on (i) whether the Closing Price of the Underlying Shares fell below the Knock-in Level on any Trading Day from but not including the Pricing Date to and including one Trading Day prior to the date of the Reorganization Event (for purposes of this paragraph 5, we refer to such period as the "Relevant Period"), and (ii) the kind and amount of Exchange Property (as defined below) received by holders of Underlying Shares in the Reorganization Event.

In the case where the Closing Price of the Underlying Shares has fallen below the Knock-in Level on any Trading Day during the Relevant Period, each holder of a Security will receive at maturity, in respect of each $1,000 face amount of each Security, the lesser of: (i) $1,000 in cash or (ii) Exchange Property in an amount with a value equal to the product of the Redemption Amount times the Transaction Value (as defined below).

In the case where the Closing Price of the Underlying Shares has not fallen below the Knock-in Level on any Trading Day during the Relevant Period, then the payment at maturity will depend upon the type of Exchange Property received by holders of Underlying Shares in accordance with the following:

(i) If the Exchange Property consists solely of equity securities listed on a securities exchange that, in the opinion of the Calculation Agent, maintains sufficient liquidity for trading in such Exchange Property, then the payment at maturity for each $1,000 face amount of Securities will depend on whether the Closing Price of such Exchange Property has fallen below the Knock-in Level on any Trading Day commencing on the date of such Reorganization Event to and including the Determination Date:

(a) If the Closing Price of such Exchange Property has not fallen below the Knock-in Level on any Trading Day commencing on the date of such Reorganization Event to and including the Determination Date, then each holder of a Security will receive the face amount of $1,000 in cash; or

(b) If the Closing Price of such Exchange Property has fallen below the Knock-in Level on any Trading Day commencing on the date of such Reorganization Event to and including the Determination Date, then (x) if the Closing Price of such Exchange Property on the Determination Date is below the Initial Price, we will deliver to you, in exchange for each Security, Exchange Property with a value equal to the product of the Redemption Amount times the Transaction Value and (y) if the Closing Price of such Exchange Property on the Determination Date is at or above the Initial Price, we will pay you $1,000 in cash.

The Calculation Agent will adjust the Initial Price and consequently the Knock-in Level to reflect the new securities delivered in such Reorganization Event and the market value and volatility levels of such securities and any Exchange Factor adjustments to the Initial Price as of the effective date of the Reorganization Event. Following any such adjustment, the Initial Price will be such adjusted Initial Price, divided by the Exchange Factor (which shall have been reset to 1.0 immediately following the Reorganization Event). The Bank will provide notice to the Trustee and the Securities Administrator of the adjusted Knock-in Level and Initial Price as soon as practicable after the date of such Reorganization Event.

(ii) If the Exchange Property consists solely of property other than such listed equity securities, each holder of a Security will receive, on the Maturity Date, in exchange for each $1,000 face amount of Securities, the lesser of: (i) $1,000 in cash or (ii) Exchange Property in an amount with a value equal to the product of the Redemption Amount times the Transaction Value as of the Determination Date. We may, in lieu of delivering such Exchange Property, pay you the cash value of such Exchange Property as of the Determination Date, as determined by the Calculation Agent. We will notify the Trustee and the Securities Administrator of the amount and type of Exchange Property to be delivered or cash to be paid.

(iii) If the Exchange Property consists of any combination of such listed equity securities and other property, then we will (a) deliver, on the Maturity Date, the portion of Exchange Property consisting of such other property with a value equal to the product of the Redemption Amount (prior to any adjustment under this clause) times the Transaction Value of such portion of Exchange Property on the Determination Date or, at our election, pay the cash value thereof, as determined by the Calculation Agent, (b) proportionally adjust the Redemption Amount to reflect the portion of the Exchange Property constituting such listed equity securities, (c) adjust the Initial Price and consequently the Knock-in Level to reflect such listed equity securities, the market value and volatility levels of such listed equity securities and any Exchange Factor adjustments to the Initial Price as of the effective date of the Reorganization Event and (d) reduce the face amount of each $1,000 of Securities to an amount equal to such adjusted Redemption Amount multiplied by such adjusted Initial Price. Following such adjustments, the amount paid at maturity for each Security will be determined as set forth under clause (i) above, except references to each $1,000 face amount of Security and $1,000 in cash and the reference to $1,000 in the definition of Redemption Amount shall be references to the adjusted face amount of Securities as described in clause (d) of the preceding sentence. In addition, following any such adjustment, the Initial Price will be such adjusted Initial Price, divided by the Exchange Factor (which shall have been reset to 1.0 immediately following the Reorganization Event). The Bank will provide notice to the Trustee and the Securities Administrator of any adjustments to the Securities as a result of this clause (iii) as soon as practicable after the date of such Reorganization Event.

"Reorganization Event" means (A) there has occurred any reclassification or change with respect to the Underlying Shares, including, without limitation, as a result of the issuance of any tracking stock by the Underlying Company; (B) the Underlying Company or any surviving entity or subsequent surviving entity of the Underlying Company (an "Underlying Company Successor") has been subject to a merger, combination or consolidation and is not the surviving entity; (C) any statutory exchange of securities of the Underlying Company or any Underlying Company Successor with another corporation occurs (other than pursuant to clause (B) above); (D) the Underlying Company is liquidated; (E) the Underlying Company issues to all of its shareholders equity securities of an issuer other than the Underlying Company (other than in a transaction described in clauses (B), (C) or (D) above) (a "Spin-off Event"); or (F) a tender or exchange offer or going-private transaction is consummated for all the outstanding Underlying Shares.

"Exchange Property" means securities, cash or any other assets distributed to holders of the Underlying Shares in any Reorganization Event, including, (A) in the case of the issuance of tracking stock or in the case of a Spin-off Event, the Underlying Shares with respect to which the tracking stock or spun-off security was issued and (B) in the case of any other Reorganization Event where the Underlying Shares continue to be held by the holders receiving such distribution, the Underlying Shares.

"Transaction Value", at any date, means (A) for any cash received as Exchange Property in any such Reorganization Event, the amount of cash received per Underlying Share; (B) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the Calculation Agent, as of the date of receipt, of such Exchange Property received per Underlying Share; and (C) for any security received in any such Reorganization Event (including in the case of the issuance of tracking stock, the reclassified Underlying Shares and, in the case of a Spin-off Event, the Underlying Shares with respect to which the spun-off security was issued), an amount equal to the Closing Price, as of the Determination Date, per share of such security multiplied by the quantity of such security received for each Underlying Share.

For purposes of clause (iii) above, if Exchange Property consists of more than one type of property that is not listed equity securities described in clause (iii) above, holders of Securities will receive at maturity a pro rata share of each such type of Exchange Property in proportion to the quantity of such Exchange Property received in respect of each Underlying Share. If Exchange Property includes a cash component, holders will not receive any coupons accrued on such cash component. In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 6.

For purposes of paragraph 5 and 6:

(i) in the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction); and

     (ii) in the event of a tender or exchange offer, merger, combination or consolidation or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

7. If ADSs serving as the Underlying Shares are no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the Underlying Company and the ADS depositary is terminated for any reason, then, on and after the date the ADSs are no longer so listed or admitted to trading or the date of such termination, as applicable (the "Change Date"), the ADS Underlying Stock will be deemed to be the Underlying Shares. The Exchange Factor will thereafter equal the last value of the Exchange Factor for the ADSs multiplied by the number of shares of ADS Underlying Stock represented by a single ADS. On and after the Change Date, solely for the purposes of determining whether the Closing Price has declined below the Knock-in Level, the Initial Price shall be converted into the applicable foreign currency using the applicable exchange rate on the Change Date as described below. The Closing Price of the Underlying Shares on the Determination Date shall be expressed in U.S. dollars, converting the closing price of the ADS Underlying Stock on the Determination Date into U.S. dollars using the applicable exchange rate as described below.

Unless otherwise specified in the relevant Price Supplement, in these circumstances, to the extent that the Redemption Amount is otherwise due at maturity, the Bank will pay you the cash value of the Redemption Amount in U.S. dollars. On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the ADS Underlying Stock relative to the U.S. dollar as reported by Reuters Group PLC ("Reuters") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for the ADS Underlying Stock on such day. However, if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the Calculation Agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the Calculation Agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the Calculation Agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate face amount of the Securities for settlement on the third business day following the date of determination. If the Calculation Agent is unable to obtain at least one such bid quotation, the Calculation Agent will determine the applicable exchange rate in its sole discretion.

With respect to paragraphs 1 to 6 above, if ADSs are serving as the Underlying Shares, all adjustments to the Exchange Factor for such Underlying Shares will be made as if the ADS Underlying Stock is serving as the Underlying Shares. Therefore, for example, if the ADS Underlying Stock are subject to a two-for-one stock split and assuming the Exchange Factor is equal to one, the Exchange Factor for the Underlying Shares would be adjusted to equal to two. If the Securities are linked to ADSs, the term "dividend" will mean, unless otherwise specified in the relevant Pricing Supplement, the dividend paid by the issuer of the ADS Underlying Stock, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If ADSs are serving as the Underlying Shares, no adjustment to the ADS price or the Exchange Factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described above or (2) (and to the extent that) the Calculation Agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of the ADS Underlying Stock represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of ADS Underlying Stock represented by each ADS is changed for any other reason, appropriate adjustments to the Exchange Factor will be made to reflect such change.

With respect to paragraphs 1 to 6 above, no adjustments to the Exchange Factor shall be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor then in effect. The Exchange Factor resulting from any of the adjustments specified above shall be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

No adjustments to the Exchange Factor or method of calculating the Exchange Factor shall be required other than those specified above. However, the Bank may, at its sole discretion, cause the Calculation Agent to make additional changes to the Exchange Factor upon the occurrence of corporate or other similar events that affect or could potentially affect market prices of, or shareholders' rights in, the Underlying Shares (or other Exchange Property) but only to reflect such changes, and not with the aim of changing relative investment risk. The adjustments specified above do not cover all events that could affect the market price or the Closing Price of the Underlying Shares, including, without limitation, a partial tender or partial exchange offer for the Underlying Shares.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Exchange Factor or method of calculating the Exchange Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any Reorganization Event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

The Calculation Agent will provide information as to any adjustments to the Exchange Factor or method of calculating the Exchange Factor upon written request by any holder of the Securities.

For Securities linked to an Underlying Fund, the Exchange Factor with respect to the Underlying Fund will be adjusted as follows:

If the shares of the Underlying Fund are subject to a stock split or reverse stock split, then once such split has become effective, the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of the underlying Fund.

No adjustments to the Exchange Factor shall be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor then in effect. The Exchange Factor resulting from any of the adjustments specified above shall be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

No adjustments to the Exchange Factor or method of calculating the Exchange Factor shall be required other than those specified above. However, the Bank may, at its sole discretion, cause the Calculation Agent to make additional changes to the Exchange Factor upon the occurrence of other similar events that affect or could potentially affect market prices of, or shareholders' rights in, the Underlying Fund but only to reflect such changes, and not with the aim of changing relative investment risk. The adjustments specified above do not cover all events that could affect the market price or the Closing Price of the Underlying Fund.

The Calculation Agent will provide information as to any adjustments to the Exchange Factor or method of calculating the Exchange Factor upon written request by any holder of the Securities.

Discontinuance of the Underlying Fund; Alteration of Method of Calculation	If the Underlying Fund is liquidated, delisted or otherwise terminated and the sponsor of the Underlying Fund (a "Fund Sponsor") or another entity establishes and maintains a successor or substitute exchange-traded fund that the Calculation Agent determines, in its sole discretion, to be comparable to the liquidated, delisted or otherwise terminated Underlying Fund (such fund being referred to herein as a "Successor Fund"), then the Closing Price per share of the Underlying Fund on the Determination Date will be determined by reference to the price per share of such Successor Fund at the close of trading on the Relevant Exchange or market for such Successor Fund on the applicable Determination Date.

Upon any selection by the Calculation Agent of a Successor Fund, the Calculation Agent will cause written notice thereof to be furnished to us, the Trustee, the Securities Administrator and the Depository Trust Company as the holder of the Securities within three Trading Days of such selection.

If the Fund Sponsor liquidates, delists or otherwise terminates the Underlying Fund prior to, and such liquidation, delisting or termination is continuing on, the Determination Date, and the Calculation Agent determines that no Successor Fund is available with respect to the Underlying Fund at such time, then the Calculation Agent will determine the Closing Price per share of the Underlying Fund. Such Closing Price will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Underlying Fund last in effect prior to such liquidation, delisting or termination, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on the Determination Date for the Underlying Fund of each security most recently comprising the Underlying Fund. Notwithstanding these alternative arrangements, liquidation, delisting or termination of the Underlying Fund may adversely affect the value of the Securities.

If at any time the method of calculating the price of a share of the Underlying Fund or a Successor Fund is changed in a material respect, or if the Underlying Fund or a Successor Fund is in any other way modified so that such fund does not, in the opinion of the Calculation Agent, fairly represent the price of the Underlying Fund or such Successor Fund had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on the Determination Date with respect to the Underlying Fund make such calculations and adjustments to the terms of the Securities as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a price of a fund comparable to the Underlying Fund or Successor Fund, as the case may be, as if such changes or modifications had not been made, and on the applicable Determination Date make each relevant calculation with reference to the Underlying Fund or Successor Fund, as adjusted. Accordingly, if the method of calculating the price of a share of the Underlying Fund or a Successor Fund is modified so that the price of such fund is a fraction of what it would have been if it had not been modified, then the Calculation Agent will adjust such method in order to arrive at a price of the Underlying Fund or Successor Fund as if it had not been modified.

Alternate Exchange Calculation in case of an Event of Default	In case an Event of Default with respect to the Securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of any Security shall be determined by RBSSI, as Calculation Agent, as though the Closing Price per share of the Underlying as of the Determination Date were the Closing Price per share of the Underlying on the date of acceleration, and, for Knock-in Reverse Exchangeable Securities, the Knock-in Period ends on the date of acceleration, including any accrued coupons to, but not including, the date of acceleration.
Calculation Agent	RBSSI, which is our affiliate. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us.
Additional Amounts	Subject to certain exceptions and limitations described in "Description of Debt Securities — Payment of Additional Amounts" in the accompanying Prospectus, we will pay such additional amounts to holders of the Securities as may be necessary in order that the net payment of the principal of the Securities and any other amounts payable on the Securities, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by The Netherlands (or any political subdivision or taxing authority thereof or therein) or the jurisdiction of residence or incorporation of any successor corporation (other than the United States), will not be less than the amount provided for in the Securities to be then due and payable.

Book Entry.. The indenture for the Securities permits us at anytime and in our sole discretion to decide not to have any of the Securities represented by one or more registered global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant.

Record Date .... The "record date" for any Coupon Payment Date is the calendar day prior to that Coupon Payment Date, whether or not that date is a business day.

Supplemental Information .... References in this product supplement and in the relevant Pricing Supplement to coupons, coupon payments, coupon rates, coupon payment dates and face amount are equivalent to references to interest, interest payments, interest rates, interest payment dates and principal amount, respectively, in the prospectus and the prospectus supplement.

USE OF PROCEEDS

Unless otherwise specified in the relevant Pricing Supplement, the net proceeds we receive from the sale of the Securities will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Securities. The issue price of the Securities includes the selling agents' commissions (as shown on the cover page of the relevant Pricing Supplement) paid with respect to the Securities and the cost of hedging our obligations under the Securities. The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also "Risk Factors — The Inclusion of Commissions and Cost of Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices" and "Potential Conflicts of Interest; No Security Interest in the Shares of the Underlying Held by Us" and "Plan of Distribution (Conflicts of Interest)" in this Product Supplement and "Use of Proceeds" in the accompanying Prospectus.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the Securities. It applies only to an investor who purchases the Securities at issuance for their issue price and holds the Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). The tax consequences of ownership and disposition of the Underlying are not addressed. This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this Product Supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the Securities as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. investors who are present in the United States for 183 days or more in a taxable year in which their Securities are sold or retired.

Tax Treatment of the Securities

Unless otherwise provided in the applicable Pricing Supplement, we believe that it is reasonable to treat a Security for U.S. federal income tax purposes as a put option (the "**Put Option**") written by you to us with respect to the Underlying, secured by a cash deposit equal to the issue price (the "**Deposit**"). Under this treatment, in the case of a Reverse Exchangeable Security, the Put Option will be deemed to have been exercised by us if the closing price of the Underlying on the determination date is less than its initial price. In the case of a Knock-in Reverse Exchangeable Security, the Put Option will be deemed to have been exercised if (i) the closing price of the Underlying is less than the knock-in level at any time during the knock-in period, and (ii) the closing price of the Underlying on the determination date is less than its initial price. If the Put Option is deemed to have been exercised by us, the Deposit will be applied automatically in full satisfaction of your obligation under the Put Option; otherwise, the Put Option will be deemed to have expired unexercised and the Deposit will be returned to you. Under this treatment, less than the full amount of each coupon payment will be attributable to the interest on the Deposit; the excess of each coupon payment over the portion of the payment attributable to the interest on the Deposit will represent a portion of the option premium attributable to your grant of the Put Option ("**Put Premium**," and collectively for all coupon payments received, "**Put Premiums**").

Due to the absence of authorities that directly address instruments that are similar to the Securities, significant aspects of the U.S. federal income tax consequences of an investment in the Securities are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Unless otherwise stated, the following discussion assumes that the treatment of the Securities described above will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a Security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Securities with a Term of One Year or Less

The following discussion applies to Securities with a term of one year or less (from but excluding the issue date to and including the last possible date that the Securities could be outstanding).

Coupon Payments. Because the term of these Securities is one year or less, the Deposit will be treated as a short-term debt instrument for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accrual-method holders, and cash-method holders who so elect, should include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method holders who do not elect to accrue the discount in income currently should include interest paid on the Deposit upon its receipt. Additionally, cash-method holders who do not elect to accrue the discount in income currently will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry the Securities, in an amount not exceeding the accrued discount that has not been included in income. The Put Premiums will be taken into account as described below.

Sale or Exchange of a Security. Upon sale or exchange of a Security prior to maturity, you will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the Security minus the total Put Premiums you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Put Option and the gain or loss attributable to the sale of the Deposit. You will recognize ordinary income with respect to accrued discount on the Deposit that you have not previously included in income. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Put Option and the Deposit.

Tax Treatment at Maturity. The coupon payment received at maturity will be treated as described above under "Coupon Payments." If, in addition to the final coupon payment, you receive an amount of cash equal to the face amount, the Put Option will be deemed to have expired unexercised. In that case, you will not recognize gain or loss upon the return of the Deposit, but you will recognize short-term capital gain in an amount equal to the sum of all Put Premiums received (including the final Put Premium).

If you receive the redemption amount at maturity, you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In this case, you will not recognize gain or loss with respect to the Put Premiums or the receipt of the Underlying (other than in respect of cash received in lieu of any fractional share). Instead, you will have an aggregate basis in the Underlying (including any fractional share) received equal to the amount of the Deposit less the total Put Premiums received, and that basis will be allocated proportionately among those shares. Your holding period for the Underlying will begin on the day after receipt. With respect to any cash received in lieu of a fractional share, you will recognize gain or loss in an amount equal to the difference between the amount of the cash received in respect of the fractional share and the tax basis allocable to the fractional share.

If, instead, you receive the cash value of the redemption amount, you will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Put Premiums received and (ii) the amount of the Deposit.

Securities with a Term of More Than One Year

The following discussion applies to Securities with a term of more than one year.

Coupon Payments. The portion of each coupon payment attributable to the Deposit will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. The Put Premiums will be taken into account as described below.

Sale or Exchange of the Securities. Upon a sale or exchange of a Security prior to maturity, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of the sale or exchange. You will recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (excluding any amount attributable to accrued but unpaid interest on the Deposit, which will be treated as a payment of interest); and (ii) your basis in the Deposit. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the Security for more than one year. Any amount realized that is apportioned to the Put Option (together with the total Put Premiums previously received) will be treated as short-term capital gain.

If the value of the Deposit on the date of the sale or exchange exceeds the amount realized upon the sale or exchange of a Security, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date, and (ii) made a payment to the purchaser of the Security, equal to the amount of the excess of the value of the Deposit over the amount received, in exchange for the purchaser's assumption of the Put Option. In that case, you will recognize short-term capital gain or loss in respect of the Put Option in an amount equal to the difference between the total Put Premiums previously received by you and the amount deemed to be paid by you in exchange for the purchaser's assumption of the Put Option.

Tax Treatment at Maturity. The coupon payment received at maturity will be treated as described above under "Coupon Payments." If, in addition to the final coupon payment, you receive an amount of cash equal to the face amount, the Put Option will be deemed to have expired unexercised. In this case, you will not recognize gain or loss upon the return of the Deposit, but you will recognize short-term capital gain in an amount equal to the sum of all the Put Premiums received (including the final Put Premium).

If you receive the redemption amount at maturity, you will be deemed to have applied the Deposit toward the physical settlement of the Put Option. In that case, you will not recognize gain or loss with respect to the Put Premiums or the receipt of the Underlying (other than in respect of cash received in lieu of any fractional share). Instead, you will have an aggregate basis in the Underlying (including any fractional share) received equal to the amount of the Deposit less the total Put Premiums received, and that basis will be allocated proportionately among those shares. Your holding period for the Underlying will begin on the day after receipt. With respect to any cash received in lieu of a fractional share, you will recognize gain or loss in an amount equal to the difference between the amount of the cash received in respect of the fractional share and the basis allocable to the fractional share.

If, instead, you receive the cash value of the redemption amount, you will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the cash value plus the total Put Premiums received with respect to the Put Option and (ii) the amount of the Deposit.

Possible Alternative Tax Treatments of an Investment in the Securities.

Due to the absence of authorities that directly address the proper tax treatment of the Securities, the IRS or a court might not uphold the tax treatment described above. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely from the description above. It is possible, for example, that the Securities could be treated as debt instruments issued by us. Under this treatment, Securities having a term exceeding one year from issuance to maturity (including the last possible date that the Securities could be outstanding) would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Securities, in each year that you held the Securities. In addition, delivery of the redemption amount would be a taxable event, and any income recognized on the sale, exchange or retirement of the Securities would be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the Securities are also possible. For instance, you could be required to include the full amount of the coupon payments on the Securities as ordinary income in accordance with your method of accounting. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Securities would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the Securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Under current law, any income or gain from a Security should not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfied applicable requirements, and (ii) such income or gain was not effectively connected with your conduct of a trade or business in the United States.

As described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Securities would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the Securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

If you are engaged in a trade or business in the United States, and if the income or gain from the Securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of ownership and disposition of the Securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Payments on the Securities and proceeds received from a sale or exchange of the Securities (including payment of the cash value of the redemption amount) generally will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Unless otherwise specified in the relevant Pricing Supplement, we have appointed RBS Securities Inc. ("RBSSI") as agent for any offering of the Securities. RBSSI has agreed to use reasonable efforts to solicit offers to purchase the Securities. We will pay RBSSI, in connection with sales of the Securities resulting from a solicitation such agent made or an offer to purchase such agent received, a commission in an amount as specified in the relevant Pricing Supplement. RBSSI has informed us that, as part of its distribution of the Securities, it intends to reoffer the Securities to other dealers who will sell the Securities. Each such dealer engaged by RBSSI, or further engaged by a dealer to whom RBSSI reoffers the Securities, will purchase the Securities at an agreed discount to the initial offering price of the Securities. RBSSI has informed us that such discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Securities at the same discount. RBSSI has also informed us that it may pay any dealer additional fees payable upon maturity of the Securities based on the performance of the Securities sold and/or additional fees payable annually based on the amount of Securities sold by such dealer in a particular calendar year; *provided* that the aggregate amount of such discounts and additional fees paid to all dealers for an offering shall not exceed the commission that RBSSI will receive from us. You can find a general description of the commission rates payable to the agents under "Plan of Distribution" in the accompanying Prospectus Supplement.

RBSSI is an affiliate of ours and Holding. RBSSI will conduct each offering of Securities in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of securities of an affiliate. Following the initial distribution of any of these Securities, RBSSI may offer and sell those Securities in the course of its business as broker-dealer. RBSSI may act as principal or agent in these transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. RBSSI may use this Product Supplement, the relevant Pricing Supplement and the accompanying Prospectus Supplement and Prospectus in connection with any of these transactions. RBSSI is not obligated to make a market in any of these Securities and may discontinue any market-making activities at any time without notice.

RBSSI or an affiliate of RBSSI may enter into one or more hedging transactions with us in connection with this offering of Securities. See "Use of Proceeds" above.

To the extent the full aggregate face amount of the Securities being offered by the relevant Pricing Supplement is not purchased by investors in the offering, one or more of our affiliates may agree to purchase all or part of the unsold portion, which may constitute up to 15% of the total aggregate principal amount of the Securities, and to hold such Securities for investment purposes. See "Holding of the Securities by our Affiliates and Future Sales" under the heading "Risk Factors."



You should rely only on the information contained or incorporated by reference in this Product Supplement, the relevant Pricing Supplement, any related Underlying Supplement, the Prospectus Supplement and the Prospectus. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these Securities and seeking offers to buy these Securities only in jurisdictions where offers and sales are permitted. Neither the delivery of this Product Supplement nor the relevant Pricing Supplement, any related Underlying Supplement, accompanying Prospectus Supplement or Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of The Royal Bank of Scotland N.V. or RBS Holdings N.V. since the date of the relevant Pricing Supplement or that the information contained or incorporated by reference in the accompanying Prospectus is correct as of any time subsequent to the date of such information.

TABLE OF CONTENTS

PRODUCT SUPPLEMENT Page

Summary PS-2
Risk Factors PS-8
Public Information Regarding the Underlying PS-19
Description of Securities PS-20
Use of Proceeds PS-37
U.S. Federal Income Tax Consequences PS-38
Plan of Distribution (Conflicts of Interest) PS-42

PROSPECTUS SUPPLEMENT Page

About This Prospectus Supplement S-1
Risk Factors S-2
Description of Notes S-4
Taxation in the Netherlands S-25
United States Federal Income Taxation S-38
Plan of Distribution (Conflicts of Interest) S-36
Legal Matters S-38

PROSPECTUS Page

About This Prospectus 1
Where You Can Find Additional Information 2
Cautionary Statement on Forward-Looking Statements 3
Consolidated Ratios of Earnings to Fixed Charges 4
The Royal Bank of Scotland N.V. and RBS Holdings N.V. 5
Use of Proceeds 6
Description of Debt Securities 7
Forms of Securities 17
The Depositary 18
Plan of Distribution (Conflicts of Interest) 20
Legal Matters 23
Experts 24
Benefit Plan Investor Considerations 25
Enforcement of Civil Liabilities 26

The Royal Bank of Scotland

THE ROYAL BANK OF SCOTLAND N.V.

Senior Fixed Rate Notes

fully and unconditionally guaranteed by RBS Holdings N.V.

Reverse Exchangeable℠ Securities and Knock-in Reverse Exchangeable℠ Securities linked to the Common Stock of an Underlying Company or an Exchange-Traded Fund

PRODUCT SUPPLEMENT (TO PROSPECTUS DATED APRIL 2, 2010 AND PROSPECTUS SUPPLEMENT DATED APRIL 2, 2010)

RBS Securities Inc.